Exhibit 1.01

STERIS plc

Conflict Minerals Report for the Reporting Period from January 1, 2024, to December 31, 2024

Introduction

This Conflict Minerals Report is filed by STERIS plc (“STERIS”) for the reporting period from January 1, 2024 to December 31, 2024 (the “Reporting Period”) as Exhibit 1.01 to STERIS’s Form SD pursuant to the requirements of Rule 13p-1 of the Securities Exchange Act of 1934, as amended (the “Rule”), which was promulgated pursuant to the requirements of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Rule requires the annual filing with the Securities and Exchange Commission (“SEC”) of a Form SD, together with this Report (if relevant) as an Exhibit to Form SD, by STERIS regarding the sourcing of those conflict minerals (as defined below) contained in the products that STERIS and its subsidiaries (collectively, the “Company”) manufacture or contract to manufacture if the conflict minerals are necessary to the production or functionality of the products. Conflict minerals are defined as columbite-tantalite (also known as coltan, the metal ore from which tantalum is extracted), cassiterite (the metal ore from which tin is extracted), gold, and wolframite (the metal ore from which tungsten is extracted), or their derivatives, or any other mineral or its derivatives designated in specified circumstances by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country (the “covered countries”). The covered countries are Angola, Burundi, Central African Republic, the Democratic Republic of the Congo, Republic of Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia. These conflict minerals are currently limited to tin, tantalum, tungsten and gold (“3TGs” or “conflict minerals”).

As permitted by applicable guidance of the SEC, the Company has not obtained an independent private sector audit for this Conflict Minerals Report. The contents of any website referred to in this Conflict Minerals Report is not incorporated by reference in this Conflict Minerals Report.

The Company

STERIS is a leading global provider of products and services that support patient care with an emphasis on infection prevention. WE HELP OUR CUSTOMERS CREATE A HEALTHIER AND SAFER WORLD by providing innovative healthcare and life science products and services around the globe. We offer our Customers a unique mix of innovative products and services. These include: consumable products, such as detergents, endoscopy accessories, barrier products, instruments and tools; services, including equipment installation and maintenance, microbial reduction of medical devices, instrument and scope repair, laboratory testing, and outsourced reprocessing; capital equipment, such as sterilizers, surgical tables, and automated endoscope reprocessors; and connectivity solutions such as operating room (“OR”) integration.

Only certain STERIS products contain one or more 3TGs and fall within the scope of the Rule. We have determined that, for the Reporting Period, the following product lines contain or may contain 3TGs: sterilizers, generators and liquid chemical sterilant processing systems, automated washer/disinfector systems, general and specialty surgical tables, surgical and endoscopy equipment, warming cabinets, electron beam and x-ray systems, single use dental products, filtration and disinfectant technologies and high purity water equipment. On May 31, 2024, STERIS completed the sale of its Dental business, which produced the single use dental products noted in the prior sentence.

Company Supply Chains

The Company manufactures its products from components, raw materials and other materials purchased from third-party suppliers. These suppliers are located all over the world. The Company utilizes several different supply chains to support its manufacturing operations. In many cases there are numerous upstream layers involved in the Company supply chains, with the Company being a remote distance downstream from the smelter or refiner at which the conflict minerals are processed. We do not purchase any conflict minerals directly from miners, smelters or refiners. Therefore, we must rely on our direct and indirect suppliers to provide information about the origin of any conflict minerals in our products.

Reasonable Country of Origin Inquiry (“RCOI”)

For reporting year 2024, our RCOI process utilized a risk-based approach to determine which of our suppliers we should survey for information regarding their conflict minerals sourcing. Our Vice President of Internal Audit and Corporate Compliance, who reports directly to our Vice President, Chief Compliance Officer, leads our conflict minerals compliance program. The Vice President of Internal Audit and Corporate Compliance, along with a team of Company employees from the compliance and supply chain departments (the “Global Compliance Team”) reviewed and analyzed information about our products and supply chains to identify product components and materials that could reasonably contain necessary 3TGs. We based this determination on the nature of, and the suppliers of, the products and materials purchased. This focused, multi-variable analysis resulted in a refined list of suppliers that we determined potentially supplied us with products or materials containing 3TGs (our “in-scope suppliers”).

We engaged Source Intelligence (“SI”), a third-party consultant, to assist with our RCOI, supplier engagement, and due diligence. We sent each of our in-scope suppliers an introductory email describing our conflict minerals compliance program requirements and introducing them to SI. SI then engaged with those suppliers and asked them to provide and/or update their RCOI information. We utilized the Conflict Minerals Reporting Template (“CMRT”) developed by the Responsible Minerals Initiative (“RMI”) (revision 6.4) to conduct a survey of all in-scope suppliers. During our conflict minerals campaign, we conducted periodic reviews of the supplier list to identify and remove suppliers deemed irrelevant or outside the scope of the survey process.

SI requested that all suppliers complete a CMRT and offered support to suppliers, where needed, related to the use of the CMRT. All submitted forms were accepted and classified as either valid or invalid, ensuring that all data was preserved. We continued to engage our suppliers throughout the entire RCOI process by providing feedback on smelters and refiners that suppliers named, reminders for any non-responsive suppliers, and detailed reasoning and recommendations for suppliers whose data did not meet SI’s validity-check expectations. SI made up to five follow-up requests to suppliers to obtain responses. SI compared the data obtained from our suppliers’ responses to information that had been collected and verified by third parties, including information from the RMI website and information in SI’s database in order to determine the country of origin with the greatest possible accuracy. Fifty-seven percent (57%) of in-scope suppliers responded to our request.

Our suppliers identified 375 verified smelters and refiners that may have processed the necessary 3TGs in their supply chains. Based on the information available to us as a member of RMI, 49 of those smelters and refiners were reported to have some sourcing from covered countries. In the course of our RCOI, we were not able to definitively confirm the country of origin of all 3TGs that were contained in the materials or products that we purchased from our suppliers or to determine whether those 3TGs were from recycled or scrap sources. Therefore, we have concluded that some of our products manufactured during the Reporting Period contain necessary 3TGs that may have originated in the covered countries or may not be from recycled or scrap sources. Accordingly, we performed due diligence in an effort to determine the source and chain of custody of these necessary 3TGs.

Due Diligence

Design of Due Diligence Measures

The Company’s due diligence measures were designed to conform in all material respects with the due diligence framework in the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict–Affected and High-Risk Areas and the related supplements for tin, tantalum, tungsten and for gold, Third Edition, 2016 (“OECD Guidance”).

Due Diligence Measures Performed

Due diligence measures performed for reporting year 2024 consisted of the following:

1.    OECD Step #1: Establish and Maintain Strong Company Management Systems. The Company’s Compliance department oversaw the Company’s conflict minerals compliance program. The Vice President of Internal Audit and Corporate Compliance led the Global Compliance Team in its efforts to address and mitigate any conflict minerals-related risk and reported directly to STERIS’s Vice President, Chief Compliance Officer. The STERIS Conflict Minerals Sourcing Policy (“Policy”) has been made available to the public via STERIS’s website at https://www.steris.com/sustainability/key-policies-supporting-sustainability/conflict-minerals-sourcing-policy. The Policy advises suppliers that failure to comply with the policy may result in termination of the Company’s relationship with the non-compliant supplier.

The STERIS Supplier Code of Conduct (“Supplier Code”) prohibits suppliers from incorporating materials or parts in materials or services supplied to STERIS that would violate any law or regulation because of the origin of the material, part or service. The Supplier Code provides that suppliers must have a policy to reasonably assure that the tantalum, tin, tungsten and gold in the products they manufacture do not directly or indirectly finance or benefit armed groups that are perpetrators of serious human rights abuses in the covered countries. Suppliers must exercise due diligence on the source and chain of custody of these materials and make the results of their due diligence measures available to STERIS upon request. The Supplier Code is available to the public via STERIS’s website at https://www.steris.com/about/business/supplier-code-of-conduct.cfm.

As part of the Company’s document retention policy, it is the Company’s policy to retain supplier responses and other communications and information relating to conflict minerals in electronic form for five (5) years.

During 2024, we emphasized supplier education relating to sourcing and information about the origin of conflict minerals. SI sent follow-up responses to the suppliers we identified as being at a higher risk of potentially sourcing from high-risk smelters and requested the removal of those smelters from their supply chain.

The Company has grievance mechanisms whereby employees and suppliers can report concerns about the Company’s Policy and conflict minerals sourcing. Suppliers and other third parties may contact STERIS directly to communicate or report grievances via our integrity helpline or webline, which are published in both the STERIS Code of Business Conduct and the Supplier Code of Conduct which may be found at https://www.steris.com/sustainability/corporate-governance/code-of-conduct-translated and https://www.steris.com/sustainability/corporate-governance/supplier-code-of-conduct.cfm respectively.

2.    OECD Step #2: Identify and Assess Supply Chain Risk. We used a risk-based approach to identify our in-scope suppliers for reporting year 2024. We identified those suppliers whose products were most likely to contain conflict minerals based on their commodity code within our materials planning system. We further refined our results by targeting those suppliers that represent a larger spend in order to maximize the impact of our survey efforts. On our behalf, SI reviewed all responses received from our in-scope suppliers and followed up with them regarding incomplete and inaccurate responses and the submission of invalid forms. In addition, suppliers were contacted about the use of invalid forms and were encouraged to submit valid forms. SI reviewed the lists of smelters and refiners provided by our suppliers and validated and cross-referenced that smelter and refiner information against information available through the RMI website. We provided information to our suppliers as to whether the smelters and refiners they listed were bona fide smelters or refiners and whether they had been audited and had a status of “conformant” with the Responsible Minerals Assurance Process (“RMAP”) or by RMAP-recognized programs (including the London Bullion Market Association Responsible Gold Guidance and the Responsible Jewellery Council). We also indicated whether the smelter or refiner was active in such a process or program, was neither conformant nor active, or was not recognized as being a smelter or refiner.

For each facility that meets the RMI definition of a smelter or refiner of a 3TG, we assigned a risk rating of 3 (high), 2 (medium) or 1 (low) based on country-of-origin risk level as defined by RMI. In addition, we evaluated our suppliers on the strength of their conflict minerals programs as they were described in the suppliers’ CMRT responses. Based on that assignment of risk, we asked SI to follow up directly with any supplier that identified certain smelters or refiners of the highest concern.

3.    OECD Step #3: Design and Implement a Strategy to Respond to Identified Risks. Our Global Compliance Team briefs our Chief Compliance Officer and our Board of Directors about the Company’s conflict minerals compliance activities and results of our due diligence measures. Also as noted above, we followed up with nonresponding suppliers and suppliers who provided incomplete responses. We provided information to certain suppliers about the Rule and why we must obtain conflict minerals information from them.

As part of a strategy to respond to identified risks, suppliers who disclosed a smelter or refiner that we determined was “high-risk” for conflict minerals issues were flagged following completion of the CMRT campaign. When our supplier responses included any of these high-risk facilities, the supplier was instructed to take certain risk mitigation actions, escalating up to removal of these high-risk smelters from its supply chain. We may also request that these high-risk smelters engage with the Responsible Minerals Audit Process and become conformant with the conflict-free assessment protocol.

In accordance with the STERIS Code of Business Conduct, all reports to our integrity helpline and webline pertaining to conflict minerals are fully investigated and are reported to our Board of Directors.

4.    OECD Step #4: Carry Out Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices. We do not have a direct relationship with smelters or refiners of conflict minerals. Therefore, we do not carry out audits of smelters or refiners identified by our suppliers as being in their supply chains. However, we support audits conducted by third parties as a part of RMI of which we are a member (member code: STER).

5.    OECD Step #5: Report Annually on Supply Chain Due Diligence. We report on our conflict minerals due diligence annually, and we make our Form SD and this Conflict Minerals Report publicly available on our website at https://sterisplc.gcs-web.com/financials/sec-filings.

Results of Due Diligence

Some of our suppliers provided us with names of smelters and refiners that may have processed the necessary 3TGs in their supply chains. Based on the information available to us as a member of RMI and from SI’s database, approximately 91.84% of the smelters and refiners named by our suppliers for calendar year 2024 that reported to RMI some sourcing from the covered countries were designated by RMI or London Bullion Market Association (“LBMA”) as conformant.

1.     Facilities Used to Process Necessary Conflict Minerals

As a result of our due diligence, we obtained information from approximately 57% of our in-scope suppliers about the smelters and refiners that processed the necessary conflict minerals in their supply chains. Our supplier responses included conformant and active smelters and refiners and others that were unknown or that were not participating in the RMAP process. We reviewed our suppliers’ responses and compared the names of the smelters and refiners they disclosed to the information included on the RMI website and SI’s database. Because most of our suppliers provided Company-level CMRTs, we were unable to determine whether any particular smelters or refiners named in their responses actually processed the necessary 3TGs in our products.

2.    Countries of Origin of Our Necessary Conflict Minerals

As noted above, because most of our suppliers provided Company-level CMRTs, we were unable to determine whether any particular smelters or refiners named in their responses actually processed the necessary 3TGs in our products. Therefore, we are not able to conclusively determine the countries of origin of the necessary 3TGs in our products.

3.    Efforts to Determine Mine or Location of Origin.

We have determined that the most reasonable effort we can make to determine the mines or locations of origin of our conflict minerals to the greatest possible specificity is to seek information from our direct suppliers about the smelters and refiners and the countries of origin of the conflict minerals in our supply chain and to ask our suppliers to make the same inquiries from their suppliers. As noted above, upon receipt of supplier-provided data, we utilized our RMI membership and relationship with SI to determine the possible countries of origin by cross-referencing the data against RMI’s lists of recognized conformant smelters and refiners and against SI’s database.

Steps Taken and Being Taken to Mitigate Risk and Improve Due Diligence

In reporting year 2025, we expect to continue providing additional background and assistance to suppliers where necessary to facilitate obtaining responses. STERIS currently expects to continue to fund and participate in the RMI which reduces conflict minerals risk for all supply chains by working to increase the number of smelters and refiners whose due diligence practices meet the Responsible Mineral Assessment Protocols.

Forward-Looking Statements

Certain statements contained in this Report, including those made under the “Steps Taken and Being Taken to Mitigate Risk and Improve Due Diligence” section, reflect the Company’s expectations with respect to future performance and constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements of the plans and objectives of management for future operations. These statements are subject to a variety of uncertainties, unknown risks and other factors concerning the Company’s operations and business environment, which are difficult to predict and are beyond the control of the Company.